EXHIBIT 99.1

Trades under the symbol (TSX): PJC.A

Press release

For immediate release

RITE AID STOCKHOLDERS APPROVE ACQUISITION

OF BROOKS AND ECKERD DRUGSTORE CHAINS

Longueuil, Quebec (January 18, 2007) - The Jean Coutu Group (PJC) Inc. (TSX: PJC.A) announced today that Rite Aid Corporation (NYSE: RAD) stockholders overwhelmingly approved the acquisition of its US subsidiary, The Jean Coutu Group (PJC) USA Inc., which operates the Brooks and Eckerd drugstore chains, at a special meeting of Rite Aid stockholders held today in Harrisburg, Pennsylvania.

Based on the preliminary tally, more than 97 percent of the 414,298,141 votes cast were in favor of the transaction. In fact, approval to issue the 250 million shares of Rite Aid’s common stock to The Jean Coutu Group required that a majority of the votes cast be in favor of the proposal and that the total votes cast on the proposal represent more than 50% of the shares entitled to vote.

“We are very pleased with the outcome of Rite Aid’s stockholders meeting. The result of today’s vote demonstrate that Rite Aid stockholders support Rite Aid’s management team and are confident that it has the skills and experience to leverage its capabilities across a larger network” said Jean Coutu, Chairman, President and CEO of The Jean Coutu Group.

Today’s Rite Aid stockholder approval of the acquisition satisfies one of the remaining conditions to the closing of the transaction. The transaction, which is subject to review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions, is expected to close shortly after the end of The Jean Coutu Group’s third quarter and Rite Aid's fourth quarter, which both end March 3, 2007.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,186 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people. The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 327 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, litigation involves risks and uncertainties of duration, cost and outcome, including an adverse ruling or settlement. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc. André Belzile Senior Vice-President, Finance and Corporate Affairs (450) 646-9760
Information:	Michael Murray Director, Investor Relations (450) 646-9611, Ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, Ext. 1165 Toll free: 1-866-878-5206